SO 3-4-02



02006445

- KG 2/27

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-47200

REPORT FOR THE PERIOD BEGINNING	January 1, 2001	AND ENDING	December 31, 2001
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 26 2002
505

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

BBA Icatu Securities, Inc. (Formerly Icatu Securities, Inc.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Avenue 32nd Floor
(No. and Street)

New York	NY	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Lockmann (212) 401-4100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue		New York	NY	10017
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marco Lockmann, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BBA Icatu Securities, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Marco Lockmann
Principal



Notary Public

Denise R.M. Das
Notary Public, State of New York
No. 01DA6028299
Qualified in Queens County
Commission Expires July 26, 2005

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
X	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent auditor's report on internal accounting control**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



BBA ICATU SECURITIES, INC.

(Formerly known as Icatu Securities, Inc.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholders of
BBA Icatu Securities, Inc.:

We have audited the accompanying statement of financial condition of BBA Icatu Securities, Inc., (formerly Icatu Securities, Inc.) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's managements. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BBA Icatu Securities, Inc., at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2002



BBA ICATU SECURITIES, INC.
(Formerly known as Icatu Securities, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	1,468,122
Receivables from broker and dealer and clearing organizations		53,421
Receivables from affiliates (note 3)		84,182
Receivables from customer		24,994
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $123,195		615,445
Other assets		41,811
Total assets	$	2,287,974
Liabilities and Shareholder's Equity		
Payable to brokers and dealers and clearing organizations	$	24,994
Accounts payable, accrued expenses and other liabilities		84,544
Total liabilities		109,537
Shareholder's equity:		
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,999,900
Accumulated deficit		(821,563)
Total shareholder's equity		2,178,437
Total liabilities and shareholder's equity	$	2,287,974

See accompanying notes to statement of financial condition.

BBA ICATU SECURITIES, INC.
(Formerly known as Icatu Securities, Inc.)
Notes to Statement of Financial Condition
December 31, 2001

(1) Organization

BBA Icatu Securities, Inc. (formerly known as Icatu Securities, Inc.) (the "Company") is a National Association of Securities Dealers, Inc. registered broker-dealer under the Securities Exchange Act of 1934.

The Company's business primarily consists of providing certain execution services on the U.S. and Latin American capital markets for its institutional clients. On January 30, 2001, the Company's parent company, Icatu Holdings D.A., entered into an agreement with BBA Participacoes S.A. (the "Agreement") to sell 50% of the outstanding shares of the Company for $1.15 million. As a result of this transaction the Company implemented changes in its management structure and changed its name from Icatu Securities, Inc. to BBA Icatu Securities, Inc.

The Company provides equity research and local transaction execution in Brazilian capital markets to its customers through an agreement with an affiliated entity (BBA C.T.V.M.). Brazilian capital markets transactions made through this agreement had a significant participation in the revenues of the Company.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers its money market investments and time deposits with an original maturity of three months or less to be cash equivalents.

(b) Income Tax

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the asset for which it is more likely than not that the deferred tax asset will not be realized.

(c) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at amortized cost.

(d) Fair Value

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. At December 31, 2001, the fair value of all of the Company's assets and liabilities are not materially different from their respective book values due to their short-term nature.

(e) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(3) Related Parties

During the normal course of business, the Company engages in significant transactions with affiliated companies. Management fee represents income generated by the Company's U.S. based customers in relation to the execution and clearance of Brazilian security transactions on Brazilian Stock Exchanges. Such revenues are based on a fee allocation agreement, which specifies an allocation percentage that is applied in the fees collected by the affiliate on these businesses. A majority of the Company's revenue is from an affiliated company. As of December 31, 2001 receivable from affiliates amounted to $84,182.

(4) Commitments

On November 19, 1999, the Company entered into a three and a half-year sublease for its principal office.

Future minimum payments as of December 31, 2001 are as follows:

Calendar Year	Lease Payments
2002	$ 80,780
2003	20,195
	$ 100,975

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the grater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2001, the Company had net capital of $1,435,312, which was $1,185,312 in excess of required net capital.

(6) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.



345 Park Avenue
New York, NY 10154

The Board of Directors and Shareholders of
BBA Icatu Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of BBA Icatu Securities, Inc., (formerly known as Icatu Securities, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company do not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and the National Association of Security Dealers, Inc., Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2002